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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               Input/Output, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    457652105
                                 (CUSIP Number)


                                November 16, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 Pages

                                   COVER PAGE

CUSIP No. 457652105

 1 NAME OF REPORTING PERSON SOCIAL SECURITY NO. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         The Laitram Corporation          I.R.S. Identification No.:  72-0574366

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a) [ ]
                  (b) [ ]

 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Louisiana

                                    5       SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                5,794,000 shares of Common Stock,
                                            $0.01 par value per share ("Common
                                            Stock")
OWNED BY
EACH                                6       SHARED VOTING POWER
REPORTING
PERSON                                      0
WITH
                                    7       SOLE DISPOSITIVE POWER

                                            5,794,000 shares of Common Stock

                                    8       SHARED DISPOSITIVE POWER

                                            0

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,794,000 shares of Common Stock

 10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                  [ ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  11.5%

 12   TYPE OF REPORTING PERSON (See Instructions)

                  CO


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                                                               Page 3 of 5 Pages


                                  SCHEDULE 13G


ITEM 1(a).  NAME OF ISSUER:

         Input/Output, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         11104 West Airport Boulevard
         Stafford, Texas  77047

ITEM 2(a).  NAME OF PERSON FILING:

         The Laitram Corporation

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         220 Laitram Lane
         Harahan, Louisiana  70123

ITEM 2(c).  CITIZENSHIP:

         Louisiana

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.01 par value per share ("Common Stock")

ITEM 2(e).  CUSIP NUMBER:

         457652105

ITEM 3.  TYPE OF PERSON

         This statement is not filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c).

         If this statement is filed pursuant to ss. 240.13d-1(c), check this
         box   [X].



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                                                               Page 4 of 5 Pages


ITEM 4.  OWNERSHIP

       (a)      Amount beneficially owned:  5,794,000 shares of Common Stock
       (b)      Percentage of class:  11.5%
       (c)      Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote:

                        5,794,000 shares of Common Stock

                (ii)    Shared power to vote or to direct the vote:

                        0

                (iii)   Sole power to dispose or to direct the disposition of:

                        5,794,000 shares of Common Stock

                (iv)    Shared power to dispose or to direct the disposition of:

                        0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         James M. Lapeyre, Jr. may be deemed an "affiliate" of The Laitram Corporation as an officer and director thereof and by reason of his voting power of the capital stock thereof and may therefore be deemed to indirectly have the right or the power to direct proceeds from the sale of the Common Stock owned of record by The Laitram Corporation. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, Mr. Lapeyre disclaims the beneficial ownership of the Common Stock owned of record by The Laitram Corporation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable



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                                                               Page 5 of 5 Pages


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10.  CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                               THE LAITRAM CORPORATION


                                               By: /s/ JAMES M. LAPEYRE, JR.
                                                  ---------------------------
                                                  James M. Lapeyre, Jr.
                                                  President